SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)
____________________________

Western Midstream Partners, LP
(Name of Issuer)
_____________________________
Common Units Representing Limited Partner Interests
(Title of Class of Securities)

958669 103
(CUSIP Number)

John D. Montanti 1201 Lake Robbins Drive The Woodlands, Texas 77380-1046 (832) 636-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2019
(Date of Event Which Requires Filing of This Statement)
_____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1	Name of Reporting Person Anadarko Petroleum Corporation
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 251,197,617 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 251,197,617 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 251,197,617 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.5%*
14	Type of Reporting Person HC; CO

* The calculation is based on a total of 452,990,792 common units outstanding as of February 28, 2019.

1	Name of Reporting Person Western Gas Resources, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 233,290,971 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 233,290,971 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 233,290,971 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 51.5%*
14	Type of Reporting Person HC; CO

* The calculation is based on a total of 452,990,792 common units outstanding as of February 28, 2019.

1	Name of Reporting Person APC Midstream Holdings, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 62,910,810 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 62,910,810 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 62,910,810 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.9%*
14	Type of Reporting Person OO - limited liability company

* The calculation is based on a total of 452,990,792 common units outstanding as of February 28, 2019.

1	Name of Reporting Person WGR Asset Holding Company LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 38,139,260 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 38,139,260 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 38,139,260 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%*
14	Type of Reporting Person OO - limited liability company

* The calculation is based on a total of 452,990,792 common units outstanding as of February 28, 2019.

1	Name of Reporting Person Kerr-McGee Worldwide Corp.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 684,922 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 684,922 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 684,922 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person HC; CO

* The calculation is based on a total of 452,990,792 common units outstanding as of February 28, 2019.

1	Name of Reporting Person Anadarko E&P Onshore LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 17,221,724 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 17,221,724 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 17,221,724 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.8%*
14	Type of Reporting Person OO - limited liability company

* The calculation is based on a total of 452,990,792 common units outstanding as of February 28, 2019.

AMENDMENT NO. 5 TO SCHEDULE 13D
This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on December 12, 2012 (as amended prior to this Amendment and, where applicable, as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests of Western Midstream Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Agreement filed as Exhibit M to this Amendment. This Amendment is being filed to disclose the changes in beneficial ownership of common units by the Reporting Persons as a result of the consummation of the transactions contemplated by the Agreement (as defined in the Schedule 13D).

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)     This Statement is filed by:

(i)	Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”);

(ii)	Western Gas Resources, Inc., a Delaware corporation (“WGR”);

(iii)	APC Midstream Holdings, LLC, a Delaware limited liability company (“AMH”);

(iv)	WGR Asset Holding Company LLC, a Delaware limited liability company (“WGRAH”);

(v)	Kerr-McGee Worldwide Corp., a Delaware corporation (“KWC”); and

(vi)	Anadarko E&P Onshore LLC, a Delaware limited liability company (“AE&P” and, together with Anadarko, WGR, AMH, WGRAH and KWC the “Reporting Persons”).
All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Anadarko owns 100% of Anadarko Holding Company (“AHC”), owns, directly and indirectly, 100% of the common stock of WGR and Kerr-McGee Corporation, a Delaware corporation (“KMG”), and indirectly owns 100% of the outstanding membership interests in Anadarko Consolidated Holdings LLC, a Delaware limited liability company (“ACH”). WGR is the sole member of AMH, which is the sole member of WGRAH. KMG and AHC together own 100% of the common stock KWC. ACH is the sole member of AE&P. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)     The business address of each of the Reporting Persons is 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046.

(c)     The principal business of Anadarko is to engage in the exploration, development, production, gathering, processing and marketing of natural gas, crude oil, condensate and natural gas liquids. The principal business of WGR is to engage in certain upstream and midstream activities as a wholly owned subsidiary of Anadarko, and to hold partnership interests in the Issuer and membership interests in Western Midstream Holdings, LLC, the general partner of the Issuer (the “General Partner”). The principal business of AMH is to hold ownership interests in its various subsidiaries, including WGRAH. The principal business of WGRAH is to hold partnership interests in the Issuer and Western Midstream Operating, LP (the “Operating Partnership”). KWC’s principal business is to engage in exploration and production activities and to hold common units in the Issuer. AE&P’s principal business is to engage in exploration and production activities and to hold common units in the Issuer.

(d) - (e)     During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule I as a director or executive officer of Anadarko, WGR, AMH, WGRAH, KWC or AE&P has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by adding the following after the final paragraph:
Pursuant to the Agreement, a portion of the funding for the Contribution described in Item 4 of this Schedule 13D consisted of newly issued common units (“Operating Common Units”) representing limited partner interests in the Operating Partnership, and the funding for the Merger described in Item 4 of this Schedule 13D consisted of the exchange of Operating Common Units for common units of the Issuer. The information provided in Item 4 related to the Contribution and the Merger is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following after the final paragraph of subsection (a):
On February 28, 2019, following the approval of the Agreement and the transactions contemplated thereby by the holders of a majority of the Operating Common Units and Class C units (“Operating Class C Units”) representing limited partner interests in the Operating Partnership, voting as a single class, at a special meeting of unitholders of the Operating Partnership held on February 27, 2019, (i) the parties to the Agreement effected the Transactions; (ii) all outstanding Operating Class C Units of the Operating Partnership were converted into Operating Common Units on a one-for-one basis; and (iii) the incentive distribution rights in the Operating Partnership and 2,583,068 general partner units of the Operating Partnership held by the Operating General Partner were converted into 105,624,704 Operating Common Units and a non-economic general partner interest in the Issuer (the “IDR Conversion”).
At the Effective Time, (i) the Issuer changed its name from “Western Gas Equity Partners, LP” to “Western Midstream Partners, LP” pursuant to a Certificate of Amendment (the “Issuer Certificate of Amendment”) to its Certificate of Limited Partnership, (ii) the General Partner changed its name from “Western Gas Equity Holdings, LLC” to “Western Midstream Holdings, LLC” pursuant to a Certificate of Amendment (the “GP Certificate of Amendment”) to its Certificate of Formation, (iii) the Operating Partnership changed its name from “Western Gas Partners, LP” to “Western Midstream Operating, LP” pursuant to a Certificate of Merger (the “Certificate of Merger”) relating to the Merger and (iv)  Western Gas Holdings, LLC, a Delaware limited liability company (“Operating GP”) changed its name from “Western Gas Holdings, LLC” to “Western Midstream Operating GP, LLC” pursuant to a Certificate of Amendment (the “Operating GP Certificate of Amendment”) to its Certificate of Formation, in each case filed with the Secretary of State of the State of Delaware.

On February 28, 2019, pursuant to the terms of the Merger Agreement, Operating GP, as the general partner of the Operating Partnership and on behalf of the limited partners of the Operating Partnership, executed the Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Operating LPA Amendment”), which became effective as of the Effective Time. The Operating LPA Amendment, among other things, reflects the IDR Conversion and the conversion of the Operating Class C Units into Operating Common Units.
On February 28, 2019, in connection with and in order to reflect matters related to the Transaction, (i) the General Partner entered into Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Issuer LPA Amendment”), (ii) Western Gas Resources, Inc. entered into the Second Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP A&R LLCA”) and (iii) the Issuer entered into the Third Amended and Restated Limited Liability Company Agreement of Operating GP (the “Operating GP A&R LLCA”).
Copies of each of the Issuer Certificate of Amendment, the GP Certificate of Amendment, the Certificate of Merger, the Operating GP Certificate of Amendment, the Operating LPA Amendment, the Issuer LPA Amendment, the GP A&R LLCA, and the Operating GP A&R LLCA are attached hereto as Exhibits N, O, P, Q, R, S, T and U, respectively, and are incorporated by reference herein.
Effective February 28, 2019, in connection with the Merger, Steven D. Arnold, Milton Carroll, James R. Crane, who were previously members of the board of directors of Operating GP, ceased to serve as directors of Operating GP and were appointed as members of the board of directors of the General Partner.
Subsection (d) of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(d) The information set forth in Item 4(a) is incorporated by reference into this Item 4(d).
Subsection (g) of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(g) The information set forth in Item 4(a) is incorporated by reference into this Item 4(g).

Item 5.	Interest in Securities of the Partnership.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b) The aggregate number and percentage of common units beneficially owned by each Reporting Person (on the basis of a total of 452,990,792 common units issued and outstanding as of February 28, 2019) is as follows:
Anadarko

(a)	Amount beneficially owned: 251,197,617 common units Percentage: 55.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 251,197,617 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 251,197,617 common units

WGR

(a)	Amount beneficially owned: 233,290,971 common units Percentage: 51.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 233,290,971 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 233,290,971 common units
AMH

(a)	Amount beneficially owned: 62,910,810 common units Percentage: 13.9%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 62,910,810 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 62,910,810 common units
WGRAH

(a)	Amount beneficially owned: 38,139,260 common units Percentage: 8.4%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 38,139,260 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 38,139,260 common units
KWC

(a)	Amount beneficially owned: 684,922 common units Percentage: 0.2%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 684,922 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 684,922 common units

AE&P

(a)	Amount beneficially owned: 17,221,724 common units Percentage: 3.8%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 17,221,724 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 17,221,724 common units

(c)	None of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the common units during the past 60 days.

(d)
The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of the Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.
Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.
This Amendment supplements Item 7 of the Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Schedule 13D.

Exhibit M	Joint Filing Agreement, dated March 27, 2019.

Exhibit N
Certificate of Amendment to Certificate of Limited Partnership of Western Gas Equity Partners, LP, effective as of February 28, 2019 (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 8-K filed with the SEC on March 1, 2019).

Exhibit O
Certificate of Amendment to Certificate of Formation of Western Gas Equity Holdings, LLC, effective as of February 28, 2019 (incorporated by reference to Exhibit 3.2 of the Issuer’s Form 8-K filed with the SEC on March 1, 2019).

Exhibit P
Certificate of Merger of Clarity Merger Sub, LLC with and into Western Gas Partners, LP, effective as of February 28, 2019 (incorporated by reference to Exhibit 3.3 of the Issuer’s Form 8-K filed with the SEC on March 1, 2019).

Exhibit Q
Certificate of Amendment to Certificate of Formation of Western Gas Holdings, LLC, effective as of February 28, 2019 (incorporated by reference to Exhibit 3.4 of the Issuer’s Form 8-K filed with the SEC on March 1, 2019).

Exhibit R
Third Amended and Restated Agreement of Limited Partnership of Western Midstream Operating, LP, dated as of February 28, 2019 (incorporated by reference to Exhibit 3.5 of the Issuer’s Form 8-K filed with the SEC on March 1, 2019).

Exhibit S
Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Western Midstream Partners, LP, dated as of February 28, 2019 (incorporated by reference to Exhibit 3. 6 of the Issuer’s Form 8-K filed with the SEC on March 1, 2019).

Exhibit T
Second Amended and Restated Limited Liability Company Agreement of Western Midstream Holdings, LLC, dated as of February 28, 2019 (incorporated by reference to Exhibit 3.7 of the Issuer’s Form 8-K filed with the SEC on March 1, 2019).

Exhibit U
Third Amended and Restated Limited Liability Company Agreement of Western Midstream Operating GP, LLC, dated as of February 28, 2019 (incorporated by reference to Exhibit 3.8 of the Issuer’s Form 8-K filed with the SEC on March 1, 2019).

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2019
ANADARKO PETROLEUM CORPORATION

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Title:	Vice President, Deputy General Counsel, Corporate Secretary and Chief Compliance Officer

WESTERN GAS RESOURCES, INC.

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Title:	Vice President and Corporate Secretary

APC MIDSTREAM HOLDINGS, LLC

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President and Corporate Secretary

WGR ASSET HOLDING COMPANY LLC

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President and Corporate Secretary

KERR-MCGEE WORLDWIDE CORP.

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President and Corporate Secretary

ANADARKO E&P ONSHORE LLC

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President and Corporate Secretary

Schedule 1

Executive Officers of Anadarko Petroleum Corporation
Daniel E. Brown
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, U.S. Onshore Operations of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 0

Benjamin M. Fink
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, Finance and Chief Financial Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 22,058 (less than 1%)

Robert G. Gwin
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: President of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 107,625 (less than 1%)

Mitchell W. Ingram
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, International, Deepwater and Exploration of Anadarko Petroleum Corporation
Citizenship: UK
Amount Beneficially Owned: 0

Amanda M. McMillian
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President and General Counsel of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 12,242 (less than 1%)

R. A. Walker
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 0

Directors of Anadarko Petroleum Corporation
Anthony R. Chase
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of ChaseSource, L.P.
Citizenship: USA
Amount Beneficially Owned: 0

1

David E. Constable
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Advisor, Cerberus Capital Management
Citizenship: USA
Amount Beneficially Owned: 0

H. Paulett Eberhart
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of HMS Ventures
Citizenship: USA
Amount Beneficially Owned: 0

Claire S. Farley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Vice Chair of Energy, KKR & Co. L.P.
Citizenship: USA
Amount Beneficially Owned: 0

Peter J. Fluor
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of Texas Crude Energy, LLC
Citizenship: USA
Amount Beneficially Owned: 61,118* (less than 1%)
*Mr. Flour disclaims ownership of these units held by his spouse.

Joseph W. Gorder
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman, President and Chief Executive Officer of Valero Energy Corporation
Citizenship: USA
Amount Beneficially Owned: 0

John R. Gordon
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Managing Director of Deltec Asset Management LLC
Citizenship: USA
Amount Beneficially Owned: 0

Sean Gourley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chief Executive Officer of Primer Technologies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0

Michael K. Grimm
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: President of Rising Star Petroleum, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0

2

Mark C. McKinley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Partner of MK Resources LLC
Citizenship: USA
Amount Beneficially Owned: 13,725 (less than 1%)

Eric D. Mullins
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Director and Co-Chief Executive Officer of Lime Rock Resources
Citizenship: USA
Amount Beneficially Owned: 0

Alexandra Pruner
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Advisor to Perella Weinberg Partners
Citizenship: USA
Amount Beneficially Owned: 0

R. A. Walker
(see above)

Executive Officers of Western Gas Resources, Inc.
Daniel E. Brown
President
(see above)

Benjamin M. Fink
Executive Vice President and Chief Financial Officer
(see above)

Robert G. Gwin
Executive Vice President
(see above)

Amanda M. McMillian
Executive Vice President
(see above)

Directors of Western Gas Resources, Inc.
Daniel E. Brown
(see above)

Amanda M. McMillian
(see above)

3

Executive Officers of APC Midstream Holdings, LLC
Daniel E. Brown
President
(see above)

Benjamin M. Fink
Executive Vice President and Chief Financial Officer
(see above)

Robert G. Gwin
Executive Vice President
(see above)

Amanda M. McMillian
Executive Vice President
(see above)

Directors of APC Midstream Holdings, LLC
None.
Executive Officers of WGR Asset Holding Company LLC
Daniel E. Brown
President
(see above)

Benjamin M. Fink
Executive Vice President and Chief Financial Officer
(see above)

Robert G. Gwin
Executive Vice President
(see above)

Amanda M. McMillian
Executive Vice President
(see above)

Directors of WGR Asset Holding Company LLC
None.
Executive Officers of Kerr-McGee Worldwide Corporation
Robert G. Gwin
President
(see above)

4

Benjamin M. Fink
Executive Vice President and Chief Financial Officer
(see above)

Amanda M. McMillian
Executive Vice President
(see above)

Directors of Kerr-McGee Worldwide Corporation
Robert G. Gwin
(see above)

Amanda M. McMillian
(see above)

Executive Officers of Anadarko E&P Onshore LLC
Daniel E. Brown
President
(see above)

Benjamin M. Fink
Executive Vice President and Chief Financial Officer
(see above)

Robert G. Gwin
Executive Vice President
(see above)

Amanda M. McMillian
Executive Vice President
(see above)

Directors of Anadarko E&P Onshore LLC
None.

5

EXHIBIT M

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: March 27, 2019
ANADARKO PETROLEUM CORPORATION

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Title:	Vice President, Deputy General Counsel, Corporate Secretary and Chief Compliance Officer

WESTERN GAS RESOURCES, INC.

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Title:	Vice President and Corporate Secretary

APC MIDSTREAM HOLDINGS, LLC

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President and Corporate Secretary

WGR ASSET HOLDING COMPANY LLC

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President and Corporate Secretary

KERR-MCGEE WORLDWIDE CORP.

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President and Corporate Secretary

ANADARKO E&P ONSHORE LLC

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Its:	Vice President and Corporate Secretary